ADVANCED SERIES TRUST

655 BROAD STREET

NEWARK, NJ 07102

September 26, 2022

VIA EDGAR SUBMISSION

Mr. Scott Lee

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Advanced Series Trust

Registration Statement on Form N-14 (File No. 333-267111 and 811-05186)

Request for Acceleration of Registration Effectiveness

Dear Mr. Lee:

Today, via the EDGAR system, Advanced Series Trust (the Registrant) filed Pre-Effective Amendment No. 1 to a registration statement on Form N-14 under the Securities Act of 1933, as amended (the Securities Act) (File No. 333- 267111; Accession No. 0001104659-22-103029). This Pre-Effective Amendment was being filed in connection with the reorganization of the AST Moderate Multi-Asset Portfolio (the Target Portfolio), a series of the Registrant with and into the AST Balanced Asset Allocation Portfolio (the Acquiring Portfolio), also a series of the Registrant, in exchange for shares of the Acquiring Portfolio and the assumption by the Acquiring Portfolio of all liabilities of the Target Portfolio.

Pursuant to Rule 461 under the Securities Act, the Registrant hereby respectfully requests that the effective date of the Registrant's above-referenced registration statement be accelerated so that it will become effective immediately, or as soon as practicable thereafter. The Registrant is aware of its obligations under the Securities Act.

Should you have any questions please feel free to contact Melissa Gonzalez at (973) 367-7659.

Sincerely yours,

/s/ Melissa A. Gonzalez

Melissa A. Gonzalez

Assistant Secretary of the Registrant

Advanced Series Trust

/s/ James Mullery

James Mullery

President and Chief Executive Officer

Prudential Annuities Distributors, Inc.

Distributor of the Shares of the Registrant

Advanced Series Trust